# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Better Home & Finance Holding Co, CIK 0001835856
CUSIP: 08774B508
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1 World Trade Center, 285 Fulton Street, 80th Floor, Suite A, New York, New York (NY), 10007
Date of event which requires filing of this statement: 08/12/2026
Filed by CIK 0001297602
Persons authorized to receive notices and communications: Vishal Garg, 1 World Trade Center, 285 Fulton Street, 80th Floor, Suite A, New York, New York (NY), 10007, 415-523-8837

## Reporting persons
- Garg Vishal (CIK 0001297602): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 2,029,224; shared voting power 0; sole dispositive power 2,029,224; shared dispositive power 0; aggregate amount beneficially owned 2,029,224 (13.7% of the class)
  Comment: Note to Row 7, 9 and 11: Includes (1) 118,260 shares of Class A Common Stock directly held by Mr. Garg; and (2) (a) 927,855 shares of Class A Common Stock directly held by Mr. Garg that may be obtained upon the conversion of 927,855 shares of Class B Common Stock, (b) 387,137 currently exercisable options to purchase shares of Class B Common Stock directly held by Mr. Garg; (3) 130,455 shares of Class A Common Stock that may be obtained upon the conversion of 130,455 shares of Class B Common Stock held by 1/0 Real Estate, LLC, which is wholly-owned by 1/0 Holdco, LLC. Mr. Garg is the controlling member of 1/0 Holdco, LLC. Therefore, Mr. Garg may be deemed to have voting power and dispositive power over the shares held by 1/0 Real Estate, LLC, for which Mr. Garg disclaims beneficial ownership except to the extent of his pecuniary interest therein; and (4) 465,517 shares of Class A Common Stock that may be obtained upon the conversion of 465,517 shares of Class B Common Stock held by The 718 4Ever Trust I. Mr. Garg is the investment adviser of the trust, and members of Mr. Garg's immediate family are the sole beneficiaries of the trust. Therefore, Mr. Garg may be deemed to have voting power and dispositive power over the shares held by the trust for which Mr. Garg disclaims beneficial ownership except to the extent of his pecuniary interest therein.
  
  Note to Row 13: Calculated based upon 13,243,928 shares of Class A Common Stock outstanding as of July 31, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on August 11, 2026.
- 1/0 Real Estate, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 130,455; shared voting power 0; sole dispositive power 130,455; shared dispositive power 0; aggregate amount beneficially owned 130,455 (1% of the class)
  Comment: Note to Row 7, 9 and 11: Includes 130,455 shares of Class A Common Stock that may be obtained upon the conversion of 130,455 shares of Class B Common Stock held by 1/0 Real Estate, LLC, which is wholly-owned by 1/0 Holdco, LLC. Mr. Garg is the controlling member of 1/0 Holdco, LLC. Therefore, Mr. Garg may be deemed to have voting power and dispositive power over the shares held by 1/0 Real Estate, LLC, for which Mr. Garg disclaims beneficial ownership except to the extent of his pecuniary interest therein.
  
  Note to Row 13: Calculated based upon 13,243,928 shares of Class A Common Stock outstanding as of July 31, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on August 11, 2026.
- 1/0 Holdco, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 130,455; shared voting power 0; sole dispositive power 130,455; shared dispositive power 0; aggregate amount beneficially owned 130,455 (1% of the class)
  Comment: Note to Row 7, 9 and 11: Includes 130,455 shares of Class A Common Stock that may be obtained upon the conversion of 130,455 shares of Class B Common Stock held by 1/0 Real Estate, LLC, which is wholly-owned by 1/0 Holdco, LLC. Mr. Garg is the controlling member of 1/0 Holdco, LLC. Therefore, Mr. Garg may be deemed to have voting power and dispositive power over the shares held by 1/0 Real Estate, LLC, for which Mr. Garg disclaims beneficial ownership except to the extent of his pecuniary interest therein.
  
  Note to Row 13: Calculated based upon 13,243,928 shares of Class A Common Stock outstanding as of July 31, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on August 11, 2026.
- The 718 4Ever Trust I: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 465,517; shared voting power 0; sole dispositive power 465,517; shared dispositive power 0; aggregate amount beneficially owned 465,517 (3.5% of the class)
  Comment: Note to Row 7, 9 and 11: Includes 465,517 shares of Class A Common Stock that may be obtained upon the conversion of 465,517 shares of Class B Common Stock held by The 718 4Ever Trust I. Mr. Garg is the investment adviser of the trust, and members of Mr. Garg's immediate family are the sole beneficiaries of the trust. Therefore, Mr. Garg may be deemed to have voting power and dispositive power over the shares held by the trust for which Mr. Garg disclaims beneficial ownership except to the extent of his pecuniary interest therein.
  
  Note to Row 13: Calculated based upon 13,243,928 shares of Class A Common Stock outstanding as of July 31, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on August 11, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.0001 per share
Name of issuer: Better Home & Finance Holding Co
Address of issuer's principal executive offices: 1 World Trade Center, 285 Fulton Street, 80th Floor, Suite A, New York, New York (NY), 10007
Comment: This Amendment No.4 ("Amendment No. 4") amends and supplements the Schedule 13D filed on September 7, 2021 (the "Original Schedule 13D", together with Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, the "Schedule 13D") relating to shares of Class A common stock, par value $0.0001 per share (the "Class A Common Stock"), of Better Home & Finance Holding Company, a Delaware corporation (the "Issuer"). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

The Reporting Persons have engaged, and expect to continue to engage, in discussions with members of the Issuer's Board and management, and certain stockholders of the Issuer, regarding certain changes to the composition of the Board and the removal of Daniel Lewis as interim CEO of the Issuer.

Starting August 6, 2026, Harit Talwar and Prabhu Narasimhan invited Mr. Garg to demonstrate that he has the support of a majority of the voting power of the Issuer for the actions he is seeking to take, indicating that they and directors Bhaskar Menon and Arnaud Massenet would resign or consent to their removal from the Board if Mr. Garg provided evidence of such support.

Mr. Garg subsequently provided declarations of support to the Board from stockholders who the Reporting Persons believe collectively represent more than 50.1% of the voting power of the Issuer based on information publicly filed by the Issuer and/or provided by the Issuer's counsel. Members of the Board responded by requesting Mr. Garg to provide written consents from such stockholders to formalize the actions being taken by a resolution.

To that end, as of August 17, 2026, Mr. Garg has delivered written consents from stockholders who the Reporting Persons believe represent a majority of the voting power of the Issuer approving resolutions to remove, without cause, the following directors from his or her position as a member of the Board of the Issuer:

o Harit Talwar

o Arnaud Massenet

o Bhaskar Menon

o Prabhu Narasimhan

o Daniel Lewis

Should for any reason these members of the Board fail to accept such written consents or fail to voluntarily resign in response to the clear will of the holders of a majority of the voting power of the Issuer, then Mr. Garg will immediately commence a formal solicitation of written consents by filing a preliminary consent statement with the SEC.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Each of Item 5(a) and 5(b) is hereby amended, restated and supplemented in its entirety with the following information:

Mr. Garg has beneficial ownership of (a) 118,260 shares of Class A Common Stock, (b) 387,137 currently exercisable options to purchase shares of Class B Common Stock, and (c) 1,523,827 shares of Class B Common Stock, which may be converted into the same number of shares of Class A Common Stock, representing beneficial ownership of 13.7% of outstanding Class A Common Stock, based on 13,243,928 shares of Class A Common Stock outstanding as of July 31, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 11, 2026.

1/0 Real Estate, LLC has beneficial ownership of 130,455 shares of Class B Common Stock, which may be converted into the same number of shares of Class A Common Stock, representing beneficial ownership of 1.0% of the outstanding Class A Common Stock as of July 31, 2026.

1/0 Real Estate, LLC is wholly-owned by 1/0 Holdco, LLC. As a result, 1/0 Holdco, LLC has beneficial ownership of the Class A Common Stock described in the immediately preceding paragraph. Mr. Garg is the controlling member of 1/0 Holdco, LLC.

The 718 4Ever Trust I has beneficial ownership of 465,517 shares of Class B Common Stock, which may be converted into the same number of shares of Class A Common Stock, representing beneficial ownership of 3.5% of outstanding Class A Common Stock. The percentage of the Class A Common Stock and the aggregate outstanding Common Stock is based upon the share information described in the second paragraph under Item 5.

Mr. Garg has the sole power to dispose or direct the disposition of all shares of Class A Common Stock and Class B Common Stock beneficially owned.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and supplemented by adding the following:

The information set forth in Item 5(a) is hereby incorporated by reference to this Item 5(b), as applicable.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented by adding the following:

There were no transactions effected in Common Stock during the past 60 days by Mr. Garg.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Garg Vishal: /s/ Vishal Garg, Vishal Garg (08/17/2026)
- 1/0 Real Estate, LLC: /s/ Vishal Garg, Vishal Garg, Authorized Signatory (08/17/2026)
- 1/0 Holdco, LLC: /s/ Vishal Garg, Vishal Garg, Authorized Signatory (08/17/2026)
- The 718 4Ever Trust I: /s/ Vishal Garg, Vishal Garg, Authorized Signatory (08/17/2026)